Registration Number. 333-126721
                                                               Rule 424(b)(3)
                                          Supplement Dated September 27, 2005
                                       to Prospectus Dated September 26, 2005


                          PLAYLOGIC ENTERTAINMENT, INC.

          This prospectus supplement (the "Supplement") is part of, and should be read in conjunction with, the prospectus dated September 26, 2005 (the "Prospectus") relating to the registration of certain shares of common stock of Playlogic Entertainment, Inc. (the "Company") held by the selling stockholders described in the Prospectus.


o On September 26, 2005, the Company announced that, effective October 1, 2005, the Employment Agreement between the Company and Leo van de Voort was terminated. Under this agreement, the Company was paying Mr. van de Voort $15,055 ((euro)11,034) per month to serve as the Company's Chief Financial Officer. The Company will pay no early termination penalties in connection with the termination of this agreement; however, the Company will continue to pay Mr. van de Voort's salary through March 31, 2006.

     On September 26, 2005, the Company announced that Jan Willem Kohne was appointed Chief Financial Officer of the Company effective October 1, 2005. Mr. Kohne replaces Mr. van de Voort.

     Mr. Kohne, 34, has held several financial and operational positions since joining IMC/ Bank Oyens & Van Eeghen in 2000. Prior to joining IMC/ Bank Oyens & Van Eeghen, he worked with Mees Pierson/ Fortis as Account Manager International Commodity Finance. Mr. Kohne received his Masters from Delft University of Technology the Netherlands in 1996 and has received a number of European financial certifications

     Mr. Kohne is a party to an employment agreement with the Company dated October 1, 2005. The agreement is for an indefinite period, but can be terminated by the Company upon six months notice or by Mr. Kohne upon three months notice. Mr. Kohne's starting salary will be $15,055 ((euro)11,034) per month, and the Company paid him a bonus of ($48,480) ((euro)40,000) upon execution of the agreement. Pursuant to the agreement, Mr. Kohne was granted 250,000 options to purchase shares of common stock of the Company at an exercise price of $3.50 per share. 62,500 of these options vest on October 1, 2007, and 62,500 of the remaining options will vest on October 1, 2008, October 1, 2009 and October 1, 2010, respectively. Mr. Kohne is also subject to confidentiality, non-competition and invention assignment requirements.

o On September 26, 2005, the last bid for the common stock of the Company on the OTC Bulletin Board was $5.50 per share.

You should read this Supplement in conjunction with the Prospectus. This Supplement updates certain information in the Prospectus, and, accordingly, to the extent inconsistent, the information in this Supplement supercedes the information contained in the Prospectus.